SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of February 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





THIS ANNOUNCEMENT IS SUBJECT IN ITS ENTIRITY TO THE PROPOSED SALE OF BUZZ BY KLM
               TO RYANAIR PROCEEDING AS PLANNED ON 1 APRIL 2003,

                 WHICH REMAINS SUBJECT TO REGULATORY APPROVALS


MAJOR RESTRUCTURING OF BUZZ TO ELIMINATE ANNUAL LOSSES OF EUR30 MILLION AND
                             SECURE ITS FUTURE.

Buzz and Ryanair, which recently agreed to purchase Buzz, Europe's No.3 low fares airline, from KLM, today (26th February 2003) announced the details of a major reorganisation with effect from 1st April 2003 (subject to the acquisition receiving regulatory approvals by that date.)These plans will be presented to the creditors and staff of Buzz over the coming days, after which a final decision will be taken on whether to restart flying as planned on 1 May 2003, or close Buzz altogether. The main features of the restructuring are as follows;

  - Buzz flights to be grounded for the month of April 2003, at least.

  - 12 Buzz routes to be terminated on 31 March.

  - 12 Buzz routes will continue from 1 May, with increased frequencies.

  - Buzz fleet reduced from 12 to 8 aircraft (six x 737's and two x BAe146's).

  - Fares on all continuing Buzz routes to be 50% lower, with double the seat capacity.
  - Up to 400 redundancies in Buzz post grounding on 31 March.

  - Increased pay and productivity allowances for Buzz remaining 200 staff.

Background to the restructuring

The financial position of Buzz is extremely precarious. The airline suffers from a number of terminal structural problems including an inappropriate, mixed aircraft fleet, a poor schedule with infrequent (often less than daily) services, with fares that are too high to fill its flights (the January load factor was just 48%). The airline, as a by-product of its history as Air UK is heavily overstaffed. Buzz carries less than 3,000 passengers per employee compared to Ryanair's figure of almost 10,000 passengers per employee.

What makes the Buzz business even more precarious is the ongoing haemorrhage of losses. In each of the past two years Buzz as a stand alone airline has lost in excess of EUR30m per annum, and is presently losing over EUR 1 Million per week. The imminent threat of war in Iraq, the downturn in European economies and increasing intense competition from other low fare airlines in the German and French markets means that Buzz is currently losing in excess of EUR1m per week. These losses cannot be sustained.

Grounding of the airline for the month of April.

Whilst the sale of Buzz is still subject to regulatory approvals, it is intended that if the take-over is completed on 1 April, the airline's fleet will be grounded for a minimum period of four weeks. This period will allow Buzz to effect up to 400 redundancies, while at the same time offering improved pay and productivity incentives to the remaining 200 or so staff who will be needed to operate Buzz's reduced fleet. This period will also be used for rebranding of the Buzz aircraft and airport facilities in Ryanair livery, to provide refunds for passengers on terminated flights, and allow sufficient time for the retraining of all Buzz personnel and agents, in Ryanair policies and procedures both on board the aircraft, and at the relevant airports. Subject to receiving early agreement from the remaining Buzz staff, the airline will recommence flying on 1 May next, with a substantially increased schedule on 12 of Buzz's most popular routes with fares that will start at 50% lower than the fares currently offered by Buzz.

Buzz management will be briefing all staff this week that if agreement is not forthcoming within two weeks from the remaining 200 staff who will be offered continued employment in Buzz, then Buzz will be closed on April 1, 2003. In these circumstances Ryanair would take over the operation and flying of these routes from 1 May next. However, Buzz believes that this will not be necessary, as staff will be delighted with the better terms and conditions and increased pay which they will be offered by Buzz from 1 April 2003.

Twelve Buzz routes to enjoy double the frequencies at half the fares.

One of the major contributors to Buzz's current losses is the fact that many of Buzz's routes are served inadequately, either once a day (when they should be twice or three times daily) or just three or four times weekly when they should at least be daily. In addition Buzz will be operating almost all Boeing 737 aircraft on many of these routes which will ensure that seat capacity increases by at least 100% for Summer 2003 over the capacity offered by Buzz in Summer 2002.

Passengers who presently have bookings on flights after 1st April 2003 will be offered a full refund of their fare. Passengers will then be able to rebook themselves with new tickets, at lower prices FROM 12th March 2003, on existing or alternative destinations.

Increased Buzz Schedule on 12 routes

Route:                                     Old Frequency                  New Frequency (New Airport)

Germany             Frankfurt              3 x day                        6 x day (Hahn)
                    Berlin                 3 x day                        3 x day
                    Dusseldorf             3 x day                        3 x day (Niederrhein)

France              Bordeaux               1 x day                        2 x day
                    Toulouse               1 x day                        2 x day (Carcassonne)
                    Grenoble               1 x day                        1 x day
                    Brest                  4 x week                       1 x day
                    La Rochelle            4 x week                       1 x day
                    Poitiers               3 x week                       1 x day
                    Limoges                3 x week                       1 x day

Spain               Murcia                 1 x day                        2 x day
                    Jerez                  1 x week                       2 x week


    * These routes will, subject to resolution of staff issues, by available for sale on www.ryanair.com from Wednesday 12th March 2003.

Termination of twelve underserved Buzz routes on 31 March next

A total of twelve routes which are presently underserved by Buzz will be discontinued from 31 March 2003. These are routes that are not currently served on a daily basis by Buzz, and as a result the schedule frequency is insufficient to sustain profitability. Buzz will continue discussions with these airports over the coming months and our objective will be to secure a low cost base and efficient facilities, which will enable Buzz to offer at least daily or double daily services at very low fares to those markets as soon as additional aircraft are required.



Buzz routes to be terminated on 31 March *



Route                            Old Frequency                      Alternative Available

Paris CDG                        4 x day                            Terminated
Amsterdam                        4 x day                            Terminated
Marseilles                       1 x day                            Nimes (2 x day)
Toulon                           4 x week                           Nimes (2 x day)
Tours                            4 x week                           Poitiers (1 x day)
Bergerac                         4 x week                           Bordeaux (2 x day)
Caen                             3 x week                           Dinard (1 x day)
Dijon                            3 x week                           Terminated
Geneva                           2 x week                           Grenoble (1 x day)
Chambery                         1 x week                           Grenoble (1 x day)
Brest - Marseilles               1 x day                            Terminated
Almeira                          3 x week                           Murcia ( 2 x day)



Fares on all Buzz routes to be 50% lower

The really good news for Buzz customers and consumers generally, is that Buzz will be reducing air fares by 50% on all of the 12 routes which will continue to operate from 1 May 2003. Full details of these new routes and lower fares will be available at www.ryanair.com. These flights and fares will go on sale, subject to resolution of all staff issues, on Wednesday 12th March 2003 at www.ryanair.com.

Since Buzz will now be offering more than double the seat capacity on each of these routes to Spain, Germany and France, up to 4 million passengers per annum will now be enjoying fares that are 50% lower than the fares being charged currently by Buzz. Buzz is confident that these seats will sell incredibly quickly, and that load factors and passenger traffic will mushroom in Buzz as a result of these significantly lower fares.


Buzz fares to be reduced by 50%

Route                                         Current Buzz Fare                 New Lowest Fare

Frankfurt                                       GBP34                           GBP19.99


Berlin                                          GBP52                           GBP19.99


Dusseldorf                                      GBP21                           GBP 9.99


Bordeaux                                        GBP42                           GBP19.99


Toulouse                                        GBP42                           GBP19.99


Grenoble                                        GBP41                           GBP19.99


Brest                                           GBP34                           GBP19.99


La Rochelle                                     GBP54                           GBP29.99


Poitiers                                        GBP54                           GBP29.99


Limoges                                         GBP52                           GBP29.99


Murcia                                          GBP85                           GBP39.99


Jerez                                           GBP75                           GBP39.99




    * These routes will, subject to resolution of staff issues, be available for sale on www.Ryanair.com from Wednesday 12th March 2003.



Up to 400 Redundancies in Buzz

The one unfortunate feature of this reorganisation is the substantial number of redundancies which will be necessary. Up to 400 positions will be made redundant, and these will include in the main Head Office, sales and administrative staff, approximately 25% of pilots, up to 80% of cabin crew (as it is intended that the 737's will be crewed by Ryanair's in-flight staff), all cargo and group sales staff, and approximately 50% of the current Buzz Ground Ops. people at Stansted. These people have made a valuable contribution to the development of Air UK, KLM UK and Buzz and it is not their fault that Buzz is currently losing enormous amounts of money and cannot compete effectively in the marketplace. Nevertheless Ryanair will be encouraging these people to apply directly for vacancies which will continue to arise in Ryanair over the coming year or more as Ryanair's own fleet operations continue to grow strongly both in the UK and at our seven other bases in Europe.

Increase pay and productivity allowances for remaining 200 staff

Buzz today has also announced that the remaining 200 staff from 1st April 2003 will be offered new contracts with significant increases in the rates of pay, productivity allowances, as well as improved terms and conditions. These jobs will enjoy enhanced job security, better promotion prospects, new aircraft and training opportunities and improved flight concessions.

Summary

The management of Buzz will be meeting with staff groups and representatives as part of the ongoing consultation process. They will be presenting the stark realities of Buzz's financial crisis, and the worsening trading outlook for Buzz given the prospect of war in the Middle East, the intensity of competition Buzz faces from low fares airlines in the German and French markets, and the escalating cost of fuel. The management of Buzz believe that the core of the Buzz operation can be saved, but only by increasing frequencies on a core of 12 routes, massively reducing air fares, and increasing traffic and load factors as well as staff productivity. The staff representatives will also be left in no doubt of the seriousness of Buzz's financial crisis and that the alternative to this reorganisation will be the closure of Buzz altogether on 31 March next.

Ends               26th February 2003

For further information:

Paul Fitzsimmons

Ryanair

Tel: 00 353 1 8121228

Pauline McAlester

Murray Consultants

Tel: 00 353 1 4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  26 February 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director